

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2015

Via E-mail
Mr. Mauricio Gonzalez
Chief Executive Officer and Director
Redfield Ventures Inc.
244 Fifth Ave, Suite #1563
New York, NY 10001

> **Re: Redfield Ventures Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 18, 2014**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2014**
> **Filed November 19, 2014**
> **Response dated January 12, 2015**
> **File No. 000-55001**

Dear Mr. Gonzalez:

We have reviewed your response letter and have the following comments. As noted in our letter dated December 16, 2014, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10

1. We note your response to comment 2. Referencing the proposed disclosure in Liquidity and Capital Resources, please revise to ensure that the components of cash flows and related amounts that are discussed agree with their respective captions as reported in the Statement of Cash Flows.

Form 10-Q for Fiscal Quarter Ended September 30, 2014

Basis of Preparation, page 6

2.   We note your response to comment 4. Please revise the proposed disclosure to refer to your *2013* audited annual financial statements filed on March 8th, 2014.

        You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Robert S. Littlepage, for

                                        Larry Spirgel
                                        Assistant Director